  Exhibit 99.1
CANARC RESOURCE CORP. #810 – 625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX
NEWS RELEASE

Canarc Commences $400,000 Exploration Program at Windfall Hills Project, BC

Vancouver, Canada – September 25, 2018 – Canarc Resource Corp. (TSX: CCM, OTCQX: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) has commenced a CAD$400,000 exploration program on its 100% owned Windfall Hills gold project located 65 kilometres (km) south of Burns Lake and 90 km northwest of NewGold’s large Blackwater-Davidson gold-silver discovery in central BC.

Canarc previously conducted three phases of exploration in 2012, 2014 and 2016 at Windfall Hills to discover encouraging gold mineralization in the 94-4 Zone. Three drill holes in 2014 each intersected gold mineralization. The best intercept was 0.89 grams per tonne (gpt) gold and 39 gpt silver for 1.41 gpt gold equivalent (75:1 silver:gold ratio) over a 28 m core length (0.041 oz per ton over 91.9 feet) in hole WH-14-03 (true width not yet determined). For more information on the foregoing drill results, see the Canarc’s news release dated October 9, 2014.

In 2016, Canarc conducted a 3D Induced Polarization (3DIP) ground geophysical survey covering 4 square km, or about 10% of the Windfall Hills property. The survey identified four anomalies of coincident resistivity and chargeability highs, one of which covers the 94-4 zone where geochemical sampling and shallow diamond drilling previously encountered significant gold and silver mineralization.

The current exploration program consists of property-wide stream sediment sampling; reconnaissance soil sampling, mapping, and prospecting; airborne geophysical surveying (magnetics and radiometrics) of the entire property; and 2000 meters of machine trenching; to detect new gold-silver anomalies and better delineate the known epithermal stock-work gold-silver mineralization.

The CAD$400,000 budget is covered by flow-through funding raised at CAD$0.13 per share in 2016. Results are expected in November. The Windfall Hills project displays many of the geological features of and has excellent potential for the discovery of a Blackwater-Davidson type gold-silver mineralization.

Garry Biles, P.Eng, President & COO, is the qualified person, as defined by National Instrument 43-101, who has reviewed and approved the technical information in this news release.

Bradford Cooke, CEO (Interim)
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:

Garry Biles, COO and President
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744
Email: info@canarc.net Website: www.canarc.net

Cautionary Note – Forward looking Statements

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, potential acquisitions by the Company, and future exploration plans of the Company, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of corporate activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with the exploration and mining business, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American securities regulatory agencies. Corporate goals and forecasts may be based on data insufficient to support them. Mr. Garry Biles, Canarc President & COO is the Qualified Person for the Company for technical disclosures as required by NI 43-101. The Company expressly disclaims any obligation to update any forward looking statements, except as required by applicable laws. We seek Safe Harbour.